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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25
                                                   Commission File Number 1-8903

                          NOTIFICATION OF LATE FILING
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
(Check One):  (x) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  ( ) Form 10-Q  ( ) Form N-SAR
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For the Period Ended:        December 28, 1996

(  )   Transition Report on Form 10-K   (  ) Transition Report on Form 10-Q
(  )   Transition Report on Form 20-F   (  ) Transition Report on Form N-SAR
(  )   Transition Report on Form 11-K

For the Transition Period Ended:

     Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


                        Part I.  Registrant Information

Full name of registrant:          Moore Medical Corp.

Former name if applicable:

Address of principal executive office
 (Street and number):             389 John Downey Drive, P.O. Box 1500
 (City, State and Zip Code):      New Britain, CT  06050

                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


( ) (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.
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                              Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The reasonable estimate referred to in Part IV, below, could not be made by March 28, 1997, the last regular date for filing the Registrant's Form 10-K for its fiscal year ended December 28, 1996, without reasonable effort or expense, for the reason set forth therein.

                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

                     Joseph Greenberger, Esq.
                     (212) 757-4001

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                     (x)  Yes   ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     (x)  Yes   ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant is evaluating its potential financial exposure for certain price adjustments with respect to certain supply agreements. A reasonable estimate of the exposure could not be made by March 28, 1997 without unreasonable effort or expense because voluminous data must still be reviewed and analyzed before such an estimate can be made.

     (Name of registrant as specified in charter):  Moore Medical Corp.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997             By:  /s/ John A. Murray
       --------------                 ---------------------------------------
                                      John A. Murray, Vice President
                                      Finance, Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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